UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVAYA INC.

(Exact Name of the Registrant as Specified in its Charter)

Delaware	001-15951	22-3713430
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4655 Great America Parkway, Santa Clara, CA                 95054-1233

(Address of principal executive offices) (Zip code)

Amy Fliegelman Olli
Senior Vice President & General Counsel
908-953-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is submitted by Avaya Inc. (“Avaya” or the “Company”) in accordance with Rule 13p-1of the Securities Exchange Act of 1934, as amended, and the instructions to Form SD (together, the “Regulations”), for the reporting period January 1 to December 31, 2014. Pursuant to the Regulations, the Company has conducted a reasonable country of origin inquiry (“RCOI”) with respect to “conflict minerals” (as defined in the Regulations) that are used in the Company’s products required to be reported herein (collectively, the “Products”). As a result of the Company’s RCOI, Avaya is unable to confirm with certainty that 100% of the minerals used in our products and subject to these Rules did not originate from sources in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to as “Covered Countries”) that contributed to the conflict in this region. Therefore, the Company files as “DRC conflict undeterminable” for this reporting period, and has prepared a Conflict Minerals Report which describes our RCOI conducted to reach this conclusion.
Attached hereto as Exhibit 1.01 is the Company’s Conflict Minerals Report which is publicly available on the Avaya external Corporate Responsibility website at: http://www.avaya.com/usa/about-avaya/our-company/corporate-responsibility/marketplace. Information contained in, and accessed through, the Company website is not incorporated into and does not form a part of this filing.

Section 2 – Exhibits
Item 2.01 Exhibits

The Avaya 2014 Conflict Minerals Report is filed as Exhibit 1.01 of this Form SD as required by Items 1.01 and 1.02.

Forward-Looking Statements
This Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 contain “forward-looking statements." All statements other than statements of historical fact are “forward-looking” statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative thereof or other variations thereon or comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond its control. These factors, including those discussed in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 under the heading "Risk Factors," may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. For a further list and description of such risks and uncertainties, please refer to the Company’s filings with the SEC that are available at www.sec.gov. The Company cautions you that the list of important factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, the matters referred to in the forward-looking statements contained in this report may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVAYA INC.
(Registrant)

/s/ James M. Chirico Jr.	May 28, 2015
By: James M. Chirico, Jr.	(Date)
Executive Vice President, Business Operations